SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.2)

                                 INTERCEPT, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
     -----------------------------------------------------------------------
                         (Title of Class of Securities)
                                    45845L107
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2004
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 4 pages)

---------------------             ------------------
CUSIP No. 45845L107                      13D                Page 2 of 4 Pages
---------------------             ------------------

===============================================================================
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    JANA PARTNERS LLC
-----------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|


                                                                (b) |_|
-----------------------------------------------------------------------
     3     SEC USE ONLY
-----------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                                       WC
-----------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
-----------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
-----------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
    SHARES
BENEFICIALLY                    1,639,937
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                       -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                    1,639,937
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                       -0-
-----------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,639,937
-----------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         |_|
-----------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.1%
-----------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*
                                       IA
===============================================================================


                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

---------------------             ------------------
CUSIP No. 45845L107                       13D                 Page 3 of 4 Pages
---------------------             ------------------

The Schedule 13D filed on April 12, 2004 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, no par value (the "Shares"), of InterCept, Inc. (the "Issuer"), as amended by Amendment No. 1 relating to the Event Date of April 26, 2004 (collectively, the "Schedule 13D") is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.

Item 4.           Purpose of Transaction.
                  -----------------------
Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 29, 2004, the Atlanta Division of the United States District Court for the Northern District of Georgia issued an order (the "Order") denying a request for a temporary restraining order and preliminary injunction sought by the Issuer to prevent the Reporting Person from nominating four directors at the Issuer's 2004 Annual Meeting. The Court also granted the Reporting Person's request for alternate relief, allowing the Reporting Person to present shareholder proposals at the Annual Meeting. The Reporting Person announced that, consistent with the court's ruling, to avoid uncertainty at the meeting and to facilitate an orderly election, it would nominate only two individuals for election to replace the incumbent directors John W. Collins and Arthur G. Weiss, and that it plans to present its proposals for the 2004 Annual Meeting to the Issuer shortly. More information is available in the attached Order and the Reporting Person's April 29, 2004 press release, copies of which are attached as exhibits hereto.


Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 20,272,148 Shares outstanding, which is the total number of Shares of Common Stock outstanding as of April 15, 2004 as reported in the Issuer's Annual Report on Form 10-K/A for the year ended December 31, 2003, filed by the Issuer on April 29, 2004.

As of the close of business on April 29, 2004, JANA Partners LLC beneficially owned 1,639,937 Shares of Common Stock, constituting approximately 8.1% of the Shares outstanding.


Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------
Item 7 is hereby supplemented as follows:

Attached hereto as Exhibit 4 is an Order issued by the United States District Court for the Northern District of Georgia, dated April 29, 2004.

Attached hereto as Exhibit 5 is a press release, dated April 29, 2004.

---------------------             ------------------
CUSIP No. 45845L107                       13D                 Page 4 of 4 Pages
---------------------             ------------------



                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 30, 2004                            JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein

                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Director



                                          By:  /s/  Gary Claar

                                                    -------------------
                                                    Gary Claar
                                                    Managing Director